EXHIBIT 97

CLAWBACK POLICY DISCLOSURE

The Board of Directors (the “Board”) of McEwen Mining, Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's philosophy of rewarding executives and key employees whose performance supports the Company’s principles of building long-term shareholder value. The Board has therefore adopted this policy (the “Policy”) to provide for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws. Additionally, this Policy is designed to comply with Section 10D of the Securities. Exchange Act of 1934 (the “Exchange Act”).

Administration

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

Covered Executives

This Policy applies to the Company's current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and the listing standards of the New York Stock Exchange, and such other senior executives/employees who may from time to time be deemed subject to the Policy by the Board (“Covered Executives”).

Recoupment in the event of an Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, the Board will require, and by the certification required by this Policy each Covered Executive shall agree to, the reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

Incentive Compensation

For purposes of this Policy, Incentive Compensation means any compensation that is granted, earned, or vested based wholly or in part on the attainment of a “financial reporting measure,” including but not limited to the following:

• Annual bonuses and other short- and long-term cash incentives;

• Stock options;

• Restricted stock awards; and

• Stock bonuses.

Financial reporting measures include:

• Company stock price.

• Total shareholder return.

• Revenues.

• Net income.

• Earnings before interest, taxes, depreciation, and amortization (EBITDA).

• Funds from operations.

• Liquidity measures such as working capital or operating cash flow.

• Return measures such as return on invested capital or return on assets.

• Earnings measures such as earnings per share.

Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board. If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement (e.g., because it was based on stock price or total shareholder return), then it will make its determination based on a reasonable estimate of the effect of the accounting restatement, and it will document and keep record of the method by which it reaches such estimate.

Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:

• Requiring reimbursement of cash Incentive Compensation previously paid;

• Seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

• Offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

• Cancelling outstanding vested or unvested equity awards; and/or

• Taking any other remedial and recovery action permitted by law, as determined by the Board.

Certification and Waiver of Indemnification

All Covered Executives will be required to certify their understanding of, and agreement to comply with and return any excess Incentive Compensation to the Company pursuant to, this Policy, and in connection therewith irrevocably waive any right they may otherwise have to be indemnified by the Company against the loss of any excess Incentive Compensation.

Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or the New York Stock Exchange.

Effective Date

This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after that date.

Amendment; Termination

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by the New York Stock Exchange. The Board may terminate this Policy at any time.

Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Impracticability

The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable because the direct costs of enforcing recovery would exceed the recoverable amount or recovery would violate the law of the Covered Executive’s home country.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.